MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Harvest Operations Corp. (“Harvest”, “we”, “us”, “our” or the “Company”) for the three and nine months ended September 30, 2015 and the audited annual consolidated financial statements for the year ended December 31, 2014 together with the accompanying notes. The information and opinions concerning the future outlook are based on information available at November 12, 2015.

In this MD&A, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Tabular amounts are in millions of dollars, except where noted. All financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board except where otherwise noted.

Natural gas volumes are converted to barrels of oil equivalent (“boe”) using the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel of oil (“bbl”). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. In accordance with Canadian practice, petroleum and natural gas revenues are reported on a gross basis before deduction of Crown and other royalties.

Additional information concerning Harvest, including its audited annual consolidated financial statements and Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

ADVISORY
This MD&A contains non-GAAP measures and forward-looking information about our current expectations, estimates and projections. Readers are cautioned that the MD&A should be read in conjunction with the “Non-GAAP Measures” and “Forward-Looking Information” sections at the end of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
CONTINUING OPERATIONS
Upstream
Daily sales volumes (boe/d)(1)	43,356	44,794	42,946	46,932
Deep Basin Partnership(2)
Daily sales volumes (boe/d)	4,569	1,740	3,691	1,696
Harvest's share of daily sales volumes (boe/d)	3,626	1,354	2,920	1,319
Average realized price
Oil and NGLs ($/bbl)(3)	41.50	81.77	44.61	83.89
Gas ($/mcf)(2)	2.80	4.45	2.72	5.32
Operating netback prior to hedging($/boe)(4)	12.97	33.20	13.18	35.89
Operating (loss) income(5)	(354.0)	40.8	(598.3)	94.3
Cash contribution from operations(4)	53.1	122.3	124.6	402.6

Capital asset additions (excluding acquisitions)	19.0	77.4	124.1	273.2
Corporate acquisition(6)	0.4	—	37.1	—
Property dispositions, net	(1.5)	(178.7)	(60.0)	(271.2)

Net wells drilled	—	21.9	19.2	57.9
Net undeveloped land additions (acres)	3,648	11,405	42,192	29,382
Net undeveloped land dispositions (acres)	(281)	(4,686)	(5,799)	(7,552)

BlackGold
Capital asset additions	0.9	93.3	65.5	184.7

NET INCOME (LOSS)(7)	(588.7)	197.0	(899.2)	189.9

(1)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2)	2014 Nine months period from April 23, 2014 to September 30, 2014
(3)	Excludes the effect of risk management contracts designated as hedges.
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(5)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(6)	Corporate acquisition represents the total consideration for the transaction including working capital assumed.
(7)	Net income (loss) relates to Continuing Operations only.

REVIEW OF OVERALL PERFORMANCE
Harvest is an energy company with a petroleum and natural gas business focused on the exploration, development and production of assets in western Canada (“Upstream”) and an in-situ oil sands project in the pre-commissioning phase in northern Alberta (“BlackGold”). During the year ended December 31, 2014, Harvest’s refining and marketing business (“Downstream”) was sold and has been classified as “Discontinued Operations”. The following MD&A focuses on the financial and operating results of Harvest’s continuing Upstream and BlackGold operations. For Downstream results from the three and nine months ended September 30, 2014, please see the September 30, 2014 MD&A and condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 at www.sedar.com. Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). Our earnings and cash flow from continuing operations are largely determined by the realized prices for our crude oil and natural gas production.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The latter part of 2014 and the first nine months of 2015 have been very challenging for the oil and gas industry. The approximate 57% and 39% percent declines in crude oil prices and natural gas respectively since June 2014 has resulted in widespread reductions in capital spending programs and extensive efforts to reduce costs across the industry. We are confident that commodity prices will eventually improve; however, the timing of that improvement is uncertain and we expect continued commodity price and cash flow volatility in the near term. In the meantime, we are focused on identifying sustainable cost reductions as well as keeping our capital program focused on high return projects.

CONTINUING OPERATIONS

Upstream

•

Sales volumes for the third quarter and nine months ended September 30, 2015 decreased by 1,438 boe/d and 3,986 boe/d, respectively, as compared to the same periods in 2014. The decrease was primarily due to the disposition of assets to the Deep Basin Partnership (“DBP”) (accounted for as an equity investment) in the second quarter of 2014, dispositions of certain non-core producing properties during 2014 and 2015 and natural declines exceeding the volume additions from our drilling program.

•

Harvest’s share of DBP’s volumes for the third quarter and nine months ended September 30, 2015 were 3,626 boe/d and 2,920 boe/d, respectively. The construction of the HK MS Partnership (“HKMS”) natural gas processing plant was completed and operational in early 2015. Strategically, this facility provides the DBP an advantage of access to firm processing capability, the ability to extract maximum liquids from the natural gas produced by DBP wells and will allow DBP to pursue both acquisition and drilling opportunities in the region.

•

Operating netback prior to hedging for the third quarter and nine months ended September 30, 2015 were $12.97/boe and $13.18/boe, respectively, decreases of $20.23/boe and $22.71/boe from the same periods in 2014. The decreases from 2014 were mainly due to lower realized prices per boe as a result of commodity benchmarks price declines, partially offset by lower royalties, operating and transportation expense per boe.

•

Operating losses for the third quarter and nine months ended September 30, 2015 were $354.0 million and $598.3 million, respectively (2014 – operating income of $40.8 million and $94.3 million). The decrease in operating income from 2014 to operating losses for both periods was mainly due to lower realized prices and sales volumes, asset impairment expenses, losses from the joint ventures and lower gains on asset dispositions, partially offset by lower royalties, operating expenses, transportation and marketing expenses and depreciation, depletion and amortization expense.

•

Cash contribution from Harvest’s Upstream operations for the third quarter and first nine months of 2015 was $53.1 million and $124.6 million, respectively, (2014 – $122.3 million and $402.6 million). The decrease in cash contribution was mainly due to lower sales volumes and lower realized prices, partially offset by lower royalties, operating expenses, transportation and marketing expenses and general and administrative expenses.

•

Capital asset additions to Harvest’s Upstream operations of $19.0 million and $124.1 million in the third quarter and first nine months of 2015, respectively, mainly related to the drilling, completion and tie-in of wells. No wells were rig-released during the third quarter of 2015; however, twenty-five gross wells (19.2 net) were rig-released during the nine months ended September 30, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BlackGold

•

Capital asset additions were $0.9 million and $65.5 million (2014 - $93.3 million and $184.7 million) for the third quarter and first nine months of 2015, respectively. Capital additions during the third quarter of 2015 mainly related to minor pre-commissioning activities and additions made year to date, largely related to the completion of the central processing facility (“CPF”).

•

Operating losses for the third quarter and nine months ended September 30, 2015 were $266.7 million and $273.6 million, respectively (2014 – nil and nil). The increase in operating loss from 2014 for both periods was mainly due to asset impairment expense of $262.0 million in both periods, and operating and general and administrative expenses.

•

The CPF was mechanically completed in early 2015. Harvest is waiting for greater certainty in a number of factors that are beyond the control of management that will determine the timing of first steam. Some of the factors being considered are; price assumptions such as forecast for crude price differentials, natural gas prices (for fuel), foreign exchange rates, changes to provincial regulations as a result of the new Alberta provincial government and marketing and transportation alternatives.

CORPORATE

•

Unrealized foreign exchange losses for the third quarter and nine months ended September 30, 2015 were $122.7 million and $238.8 million respectively (2014 - $69.4 million and $73.1 million). The losses resulted from the weakening of the Canadian dollar against the US dollar in both periods, and related primarily due to our US denominated debt.

•

The net borrowing from the credit facility during the third quarter and nine months ended September 30, 2015 were $6.0 million net repayment and $260.4 million net borrowing respectively (2014 - $176.4 million and $242.5 million net repayment). At September 30, 2015, Harvest had $882.5 million drawn under the credit facility (December 31, 2014 - $620.7 million).

•

On April 2, 2015, Harvest entered into a US$171 million loan agreement with KNOC repayable within one year from the date of the first drawing, which was on April 10, 2015. On September 24, 2015 KNOC approved an extension in the maturity of the loan to December 31, 2017. With such extension and upon finalization of the revised loan agreement expected in Q4 2015, drawn amounts under this loan will be treated as equity for purposes of Harvest’s credit facility total Debt to Capitalization covenant ratio. At November 12, 2015, Harvest had drawn US$120 million under the loan agreement.

•

On April 22, 2015, Harvest amended the terms of its $1.0 billion syndicated revolving credit facility and replaced it with a $940 million syndicated revolving credit facility maturing April 30, 2017. On July 15, 2015, Harvest obtained an additional $60 million commitment under its syndicated revolving credit facility, bringing the total available under the credit facility to $1.0 billion. The amended credit facility is guaranteed by KNOC. Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At September 30, 2015 Harvest was in compliance with this covenant.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTINUING OPERATIONS (UPSTREAM)

Summary of Financial and Operating Results

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
FINANCIAL
Petroleum and natural gas sales (1)	131.9	260.5	401.3	843.1
Royalties	(11.5)	(35.2)	(36.8)	(122.4)
Loss from joint ventures	(9.8)	(2.2)	(25.9)	(2.0)
Revenues and other income(2)	110.6	223.1	338.6	718.7

Expenses
Operating	61.0	81.0	199.0	250.9
Transportation and marketing	1.3	6.5	4.3	20.2
Realized losses (gains) on risk management contracts(3)	1.6	- (1.0)	2.4	- (0.5)
Operating netback after hedging(4)	46.7	136.6	132.9	448.1

General and administrative	14.3	16.4	46.2	49.4
Depreciation, depletion and amortization	102.8	105.2	300.0	324.9
Exploration and evaluation	0.6	0.5	5.2	9.6
Impairment of property, plant and equipment	280.0	—	374.2	—
Unrealized losses (gains) on risk management contracts(5)	2.1	1.5	(0.6)	(0.9)
(Gains) losses on disposition of assets	0.9	(27.8)	6.2	(29.2)
Operating income (loss)(2)	(354.0)	40.8	(598.3)	94.3

Capital asset additions (excluding acquisitions)	19.0	77.4	124.1	273.2
Corporate acquisition(6)	0.4	—	37.1	—
Property dispositions, net	(1.5)	(178.7)	(60.0)	(271.2)

OPERATING
Light to medium oil (bbl/d)	8,633	10,395	9,049	10,650
Heavy oil (bbl/d)	11,155	14,469	11,724	15,492
Natural gas liquids (bbl/d)	3,998	4,101	4,002	4,455
Natural gas (mcf/d)	117,419	94,970	109,024	98,008
Total (boe/d)(7)	43,356	44,794	42,946	46,932

(1)	Includes the effective portion of Harvest’s realized natural gas and oil hedges.
(2)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(3)

Realized gains on risk management contracts include the settlement amounts for power, crude oil, natural gas and foreign exchange derivative contracts, excluding the effective portion of realized gains from Harvest’s designated accounting hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(5)

Unrealized gains on risk management contracts reflect the change in fair value of derivative contracts that are not designated as accounting hedges and the ineffective portion of changes in fair value of designated hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

(6)	Corporate acquisition represents the total consideration for the transaction, including working capital assumed.
(7)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commodity Price Environment

	Three Months Ended September 30				Nine Months Ended September 30
	2015	2014	Change		2015	2014	Change
West Texas Intermediate ("WTI") crude oil (US$/bbl)	46.43	97.17	(52%	)	51.00	99.61	(49%	)
West Texas Intermediate crude oil ($/bbl)	60.73	105.79	(43%	)	64.11	109.00	(41%	)
Edmonton light sweet crude oil ("EDM") ($/bbl)	56.23	97.10	(42%	)	58.64	100.86	(42%	)
Western Canadian Select ("WCS") crude oil ($/bbl)	43.38	83.79	(48%	)	47.51	85.83	(45%	)
AECO natural gas daily ($/mcf)	2.90	4.02	(28%	)	2.77	4.79	(42%	)
U.S. / Canadian dollar exchange rate	0.764	0.918	(17%	)	0.795	0.914	(13%	)

Differential Benchmarks
EDM differential to WTI ($/bbl)	4.50	8.69	(48%	)	5.47	8.14	(33%	)
EDM differential as a % of WTI	7.4%	8.2%	(10%	)	8.5%	7.5%	13%
WCS differential to WTI ($/bbl)	17.35	22.00	(21%	)	16.60	23.17	(28%	)
WCS differential as a % of WTI	28.6%	20.8%	38%		25.9%	21.3%	22%

The average WTI benchmark price decreased 52% for the third quarter and 49% nine months ended September 30, 2015 as compared to the same periods in 2014. The average Edmonton light sweet crude oil price (“Edmonton Light”) decreased 42% compared to 2014, due to the decrease in the WTI price, partially offset by the strengthening of the U.S. dollar against the Canadian dollar and the narrowing of the Edmonton light sweet differential.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil production and inventories, pipeline and rail capacity to deliver heavy crude to U.S. and offshore markets and the seasonal demand for heavy oil. The 48% and 45% decreases in the WCS price for the third quarter and nine months ended September 30, 2015, respectively, as compared to the same periods in 2014 were mainly the result of the decrease in the WTI price, the narrowing of the WCS differential to WTI and the strengthening of the U.S. dollar.

North American natural gas prices continued to weaken during the third quarter of 2015. Harvest’s realized natural gas price is referenced to the AECO hub, which decreased 28% in the third quarter of 2015 and 42% for the first nine months of 2015 when compared to the same periods in 2014.

Realized Commodity Prices

	Three Months Ended September 30				Nine Months Ended September 30
	2015	2014	Change		2015	2014	Change
Light to medium oil ($/bbl)	48.78	90.50	(46%	)	50.80	93.41	(46%	)
Heavy oil prior to hedging($/bbl)	41.23	81.71	(50%	)	44.73	83.22	(46%	)
Natural gas liquids ($/bbl)	26.56	59.81	(56%	)	30.25	63.44	(52%	)
Natural gas prior to hedging($/mcf)	2.80	4.45	(37%	)	2.72	5.32	(49%	)
Average realized price prior to hedging ($/boe) (1)	31.47	62.99	(50%	)	33.66	66.59	(49%	)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Heavy oil after hedging ($/bbl)(2)	46.64	82.73	(44%	)	46.01	82.96	(45%	)
Natural gas after hedging ($/mcf)(2)	2.85	4.43	(36%	)	2.78	4.98	(44%	)
Average realized price after hedging ($/boe)(1)(2)	32.99	63.28	(48%	)	34.16	65.78	(48%	)

(1)	Inclusive of sulphur revenue.
(2)	Inclusive of the realized gains (losses) from contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.

Harvest’s realized prices prior to any hedging activity for light to medium oil generally trends with the Edmonton Light benchmark price. Harvest’s realized prices prior to any hedging activity for heavy oil are a function of both the WCS and Edmonton Light benchmarks due to a portion of our heavy oil volumes being sold based on a discount to the Edmonton Light benchmark. For the third quarter and first nine months of 2015, the period-over-period variances and movements of light to medium oil and heavy oil were relatively consistent with the changes in their related benchmarks.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s realized prices prior to any hedging activity for natural gas generally trend with the AECO benchmark prices, however, for the third quarter and nine months ended September 30, 2015, the realized gas price prior to hedging decreased 37% and 49%, respectively, while the AECO benchmark decreased by 28% and 42% respectively as compared to the same periods in 2014. The further decrease in Harvest’s realized natural gas price prior to hedging is due to the reclassification of gas transportation costs to gas revenues starting in the fourth quarter of 2014.

Realized natural gas liquids prices decreased by 56% for the third quarter and 52% for the nine months ended September 30, 2015, as compared to the same periods in 2014. The decreases are consistent with the decrease in oil prices.

In order to partially mitigate the risk of fluctuating cash flows due to natural gas and heavy oil pricing volatility, Harvest had WCS and AECO derivative contracts in place for a portion of its production during the third quarters and first nine months of 2015 and 2014. Including the impact from the WCS hedges, Harvest’s realized heavy oil price for the third quarter of 2015 increased by $5.41/bbl (2014 - $1.02/bbl) and $1.28/bbl (2014 – decrease of $0.26/bbl) for the first nine months of 2015. Including the impact from the AECO hedges,

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s realized natural gas price for the third quarter and first nine months of 2015 increased by $0.05/mcf and $0.06/mcf in each period respectively (2014 - decreased by $0.02/mcf and $0.34/mcf respectively).

Please see “Cash Flow Risk Management” section in this MD&A for further discussion with respect to the cash flow risk management program.

Sales Volumes

	Three Months Ended September 30
	2015		2014
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	8,633	20%	10,395	23%	(17%	)
Heavy oil (bbl/d)	11,155	26%	14,469	32%	(23%	)
Natural gas liquids (bbl/d)	3,998	9%	4,101	9%	(3%	)
Total liquids (bbl/d)	23,786	55%	28,965	65%	(18%	)
Natural gas (mcf/d)	117,419	45%	94,970	35%	24%
Total oil equivalent (boe/d)	43,356	100%	44,794	100%	(3%	)

	Nine Months Ended September 30
	2015		2014
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	9,049	21%	10,650	24%	(15%	)
Heavy oil (bbl/d)	11,724	27%	15,492	32%	(24%	)
Natural gas liquids (bbl/d)	4,002	9%	4,455	10%	(10%	)
Total liquids (bbl/d)	24,775	58%	30,597	65%	(19%	)
Natural gas (mcf/d)	109,024	42%	98,008	35%	11%
Total oil equivalent (boe/d)	42,946	100%	46,932	100%	(8%	)

Harvest’s average daily sales of light to medium oil decreased 17% and 15% for the third quarter and first nine months of 2015, respectively, as compared to the same periods in 2014. The decreases were mainly due to the disposition of non-core properties and natural declines, partially offset by the results of our 2014/2015 drilling program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Heavy oil sales for the third quarter and first nine months of 2015 decreased 23% and 24%, as compared to the same periods in 2014 mainly due to non-core asset dispositions in the third and fourth quarters of 2014 and natural declines, partially offset by the results of our 2014/2015 drilling program.

Natural gas sales during the third quarter and first nine months of 2015 increased 24% and 11%, respectively, as compared to the same periods in 2014. The increase was mainly a result of Harvest’s 2014/2015 drilling program and the acquisition of Hunt during the first quarter of 2015, partially offset by the disposition of non-core assets during 2014 and natural declines.

Natural gas liquids sales for the third quarter and first nine months of 2015 decreased by 3% and 10%, respectively, from the same periods in 2014 due to third party facility constraints and natural declines, partially offset by results from Harvest’s 2014/2015 drilling program and the acquisition of Hunt during the first quarter of 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

	Three Months Ended September 30				Nine Months Ended September 30
	2015	2014	Change		2015	2014	Change
Light to medium oil sales	38.7	86.6	(55%	)	125.5	271.6	(54%	)
Heavy oil sales after hedging(1)	47.9	110.1	(56%	)	147.3	350.9	(58%	)
Natural gas sales after hedging(1)	30.8	38.7	(20%	)	82.7	133.3	(38%	)
Natural gas liquids sales	9.8	22.6	(57%	)	33.0	77.2	(57%	)
Other(2)	4.7	2.5	88%		12.8	10.1	27%
Petroleum and natural gas sales	131.9	260.5	(49%	)	401.3	843.1	(52%	)
Royalties	(11.5)	(35.2)	(67%	)	(36.8)	(122.4)	(70%	)
Revenues	120.4	225.3	(47%	)	364.5	720.7	(49%	)

(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2)	Inclusive of sulphur revenue and miscellaneous income.

Harvest’s revenue is subject to changes in sales volumes, commodity prices, currency exchange rates and hedging activities. In the third quarter of 2015, total petroleum and natural gas sales decreased by 49% as compared to the third quarter of 2014, mainly due to the 48% decrease in realized prices after hedging activities and 3% decrease in sales volumes. Total petroleum and natural gas sales decreased by 52% for the first nine months of 2015 as compared to the same period in 2014, mainly due to the 48% decrease in realized prices after hedging activities and the 8% decrease in sales volumes.

Sulphur revenue represented $4.4 million of the total in other revenues for the third quarter of 2015 (2014 - $2.8 million) and $12.0 million for the first nine months of 2015 (2014 - $10.0 million).

Royalties
Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and Crown royalties are based on various sliding scales dependent on incentives, production volumes and commodity prices.

For the third quarter and first nine months of 2015, royalties as a percentage of gross revenue averaged 8.7% and 9.2%, respectively (2014 – 13.5% and 14.5%). The decrease in royalties as a percentage of gross revenue was mainly due to lower commodity prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating and Transportation Expenses

	Three Months Ended September 30
	2015	$/boe	2014	$/boe	$/boe Change
Power and purchased energy	10.1	2.53	17.5	4.25	(1.72)
Repairs and maintenance	8.5	2.13	11.7	2.84	(0.71)
Processing and other fees	10.7	2.68	8.5	2.06	0.62
Lease rentals and property tax	8.1	2.03	9.0	2.18	(0.15)
Labour - internal	5.6	1.40	7.2	1.75	(0.35)
Well servicing	4.6	1.15	9.1	2.21	(1.06)
Chemicals	3.4	0.85	4.2	1.02	(0.17)
Labour - contract	3.2	0.80	3.6	0.87	(0.07)
Trucking	1.7	0.43	1.3	0.32	0.11
Other(1)	5.1	1.28	8.9	2.16	(0.88)
Total operating expenses	61.0	15.28	81.0	19.66	(4.38)
Transportation and marketing	1.3	0.33	6.5	1.58	(1.25)

(1)	Other operating expenses include EH&S $1.5 million (2014 – $2.2 million), insurance, overhead and accruals.

	Nine Months Ended September 30
	2015	$/boe	2014	$/boe	$/boe Change
Power and purchased energy	38.2	3.26	55.4	4.32	(1.06)
Repairs and maintenance	29.9	2.55	38.3	2.99	(0.44)
Processing and other fees	28.2	2.41	25.1	1.96	0.45
Lease rentals and property tax	24.4	2.08	28.2	2.20	(0.12)
Labour - internal	20.9	1.78	23.8	1.86	(0.08)
Well servicing	17.5	1.49	30.3	2.36	(0.87)
Chemicals	14.4	1.23	15.4	1.20	0.03
Labour - contract	9.8	0.84	10.3	0.80	0.04
Trucking	5.9	0.49	9.5	0.74	(0.25)
Other(1)	9.8	0.84	14.6	1.14	(0.30)
Total operating expenses	199.0	16.97	250.9	19.57	(2.60)
Transportation and marketing	4.3	0.37	20.2	1.58	(1.21)

(1)	Other operating expenses include EH&S $5.6 million (2014 – $8.8 million), insurance, overhead and accruals.

Operating expenses for the third quarter and first nine months of 2015 decreased by $20.0 million and $51.9 million, respectively, compared to the same periods in 2014, mainly due to the decrease in the cost of power, reduced levels of well servicing and repairs and maintenance activity, reductions in internal labour and asset dispositions, partially offset by higher processing fees. Operating expenses on a per barrel basis decreased by 22% to $15.28 for the third quarter and decreased 13% to $16.97 for the first nine months mainly due to lower spending and partially offset by the lower sales volumes.

	Three Months Ended September 30			Nine Months Ended September 30
($/boe)	2015	2014	Change	2015	2014	Change
Power and purchased energy costs	2.53	4.25	(1.72)	3.26	4.32	(1.06)
Realized (gains) losses on electricity risk
management contracts	0.41	(0.18)	0.59	0.19	(0.02)	0.21
Net power and purchased energy costs	2.94	4.07	(1.13)	3.45	4.30	(0.85)
Alberta Power Pool electricity price ($/MWh)	26.04	63.91	(37.87)	37.48	55.98	(18.50)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Power and purchased energy costs, comprised primarily of electric power costs, represented approximately 17% (2014 – 22%) of total operating expenses for the third quarter of 2015 and approximately 19% (2014 – 22%) of total operating expense for the first nine months of 2015. Power and purchased energy costs per boe were lower in the third quarter and first nine months of 2015 as compared to 2014 primarily due to the lower average Alberta electricity price.

Transportation and marketing expenses relate primarily to the cost of trucking crude oil to pipeline or rail receipt points. Transportation and marketing expenses in the third quarter and first nine months of 2015 decreased by $5.2 million and $15.9 million, respectively, as compared to the same periods in 2014, primarily due to the reclassification of gas transportation costs to revenue (which started during the fourth quarter of 2014).

Operating Netback(1)

	Three Months Ended September 30			Nine Months Ended September 30
($/boe)	2015	2014	Change	2015	2014	Change
Petroleum and natural gas sales prior to hedging(2)	31.47	62.99	(31.52)	33.66	66.59	(32.93)
Royalties	(2.89)	(8.55)	5.66	(3.14)	(9.55)	6.41
Operating expenses	(15.28)	(19.66)	4.38	(16.97)	(19.57)	2.60
Transportation and marketing	(0.33)	(1.58)	1.25	(0.37)	(1.58)	1.21
Operating netback prior to hedging(1)	12.97	33.20	(20.23)	13.18	35.89	(22.71)
Hedging gain (loss)(3)	1.11	0.53	0.58	0.30	(0.76)	1.06
Operating netback after hedging(1)	14.08	33.73	(19.65)	13.48	35.13	(21.65)

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(2)	Excludes miscellaneous income not related to oil and gas production
(3)	Includes the settlement amounts for natural gas, crude oil and power contracts.

General and Administrative (“G&A”) Expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
G&A	14.3	16.4	46.2	49.4
G&A ($/boe )	3.59	3.98	3.94	3.86

For the third quarter of 2015, G&A expenses decreased $2.1 million from the same period in 2014 mainly due to lower salaries, benefits, travel and office rent. G&A expenses decreased $3.2 million for the first nine months of 2015 as compared to 2014 mainly due to lower consulting costs, benefits, travel and office rent. On a per boe basis, the changes reflect the impacts of lower spending in 2015, combined with lower sales volumes. Harvest does not have a stock option program, however there is a long-term incentive program which is a cash settled plan that has been included in the G&A expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depletion, Depreciation and Amortization (“DD&A”) Expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
DD&A	102.8	105.2	300.0	324.9
DD&A ($/boe)	25.77	25.53	25.59	25.36

DD&A expense for the third quarter and first nine months of 2015 decreased by $2.4 million and $24.8 million, respectively, as compared to the same periods in 2014, mainly due to lower sales volumes as well as impairment of certain assets in the fourth quarter of 2014 and the first six months of 2015.

Impairment of Property, Plant and Equipment

For the third quarter of 2015, Harvest recognized an impairment loss of $280.0 million (2014 – $nil) against PP&E relating to the cash generating units (“CGU”) listed below.

Quarter Ended	CGU	Impairment Expense
	East Alberta Heavy Oil	$79.5
	East Central Oil	26.4
	South Oil	6.2
September 30, 2015	British Columbia Oil	17.0
	North Alberta Light Oil	43.3
	Peace Arch Oil	18.5
	East Saskatchewan Light Oil	43.2
	West Alberta Oil	13.3
	South Alberta Heavy Oil	32.6
Three Months Ended September 30, 2015		280.0

	West Alberta Gas	33.7
June 30, 2015	South Alberta Gas	5.4
	East Central Oil	31.6
March 31, 2015	South Oil	23.5
Nine Months Ended September 30, 2015		$374.2

Impairment for the third quarter was triggered by a decline in oil prices. The recoverable amounts were based on the assets’ fair value less cost to sell (“FVLCS”), estimated using the net present value of pre-tax cash flows from oil and gas reserves, based on the reserve values estimated by independent reserve evaluators, and the estimated fair value of undeveloped land. A pre-tax discount rate of 10% was used on all CGUs.

For the first nine months of 2015, Harvest recognized an impairment loss of $374.2 million (2014 - $nil). This amount includes the impairments discussed above, an impairment expense from the first quarter of 2015 in the South Oil CGU and from the second quarter of 2015 in West Alberta Gas CGU, South Alberta Gas CGU, and East Central Oil CGU. Impairment in the South Oil CGU was triggered by reserves write-downs as a result of a decline in oil prices at March 31, 2015 and underperforming assets. Impairment in West Alberta Gas and South Alberta Gas CGUs was triggered by a decline in gas prices at June 30, 2015. Impairment in the East Central Oil CGU was triggered by revised estimated capital costs in the Bellshill area. The recoverable amounts were based on the assets’ fair value less cost to sell (“FVLCS”), estimated using the net present value of pre-tax cash flows from oil and gas reserves, based on the reserve values estimated by independent reserve evaluators, and the estimated fair value of undeveloped land. A pre-tax discount rate of 10% was used on the West Alberta Gas, South Oil and East Central Oil CGUs and 8% for South Alberta Gas. Please refer to note 7 of the September 30, 2015 condensed interim consolidated financial statements for further discussion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The impairments discussed above may be reversed, if and when the fair values of the CGUs increase in future periods. However, the impairment test is sensitive to lower commodity prices, which have been under significant downward pressure recently. Further declines in commodity prices could result in additional impairment charges if the recoverable amounts are further eroded by price decreases.

Acquisitions & Dispositions

On February 27, 2015, Harvest closed the acquisition of Hunt by acquiring all of the issued and outstanding common shares for total consideration of approximately $37.1 million. Hunt was a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta. Harvest acquired approximately 15,000 acres of net undeveloped land and current production from the assets is approximately 400 boe/d. Please refer to note 5 of the September 30, 2015 condensed interim consolidated financial statements for further discussion.

On May 1, 2015, Harvest closed the sale of certain non-core oil and gas assets in Eastern Alberta for approximately $28.4 million in net proceeds. Together with other insignificant dispositions of Upstream assets, Harvest recognized a loss of $0.9 million and $6.2 million for the three and nine month ended September 30, 2015, respectively, (2014 - $27.8 gain million and $29.2 million gain) relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities. As a result of these dispositions, during the third quarter and first nine months of 2015, $1.5 million and $60.0 million, respectively, of PP&E was de-recognized.

Capital Asset Additions

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Drilling and completion	7.2	50.8	77.4	160.2
Well equipment, pipelines and facilities	7.6	20.5	32.9	87.4
Land and seismic	1.5	1.0	3.6	13.3
Corporate	0.4	1.8	3.4	3.9
Other	2.3	3.3	6.8	8.4
Total additions excluding acquisitions	19.0	77.4	124.1	273.2

Total capital additions were lower for the third quarter and first nine months of 2015 compared to 2014 mainly due to reduced capital activity for the current year in response to a low commodity price environment. Harvest’s capital expenditures in the third quarter of 2015 related to the tie-ins of partner operated wells and the installation of pipeline debottlenecking infrastructure in the Deep Basin. Additionally, maintenance capital was spent in some fields in Eastern Alberta to maintain operational integrity of existing facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes the wells drilled in our core growth areas, supplemented with drilling in strategic revenue generating areas in Suffield, and the related drilling and completion costs incurred in the period. A well is recorded in the table as having being drilled after it has been rig-released, however related drilling costs may be incurred in a period before a well has been spud (including survey, lease acquisition and construction costs) and related completion and tie-in costs may be incurred in a period afterwards, depending on the timing of the completion work.

	Three Months ended September 30			Nine Months Ended September 30
			Drilling and			Drilling and
Area	Gross	Net	completion	Gross	Net	completion
Deep Basin	—	—	$5.9	6.0	3.0	$39.9
Red Earth	—	—	0.5	6.0	6.0	21.9
Hay River	—	—	0.3	9.0	9.0	12.2
Suffield	—	—		1.0	1.0	0.9
West Central Alberta	—	—	0.5	3.0	0.2	0.9
Other areas	—	—		—	—	1.6
Total	—	—	$7.2	25.0	19.2	$77.4

During the first nine months of 2015, the primary areas of focus for Harvest’s Upstream drilling program were as follows:

  Deep Basin – participated or drilled horizontal multi-stage fractured wells to develop the liquids-rich Falher and Montney gas formations;
  Red Earth – drilled wells at Loon Lake for Slave Point light oil with completions performed in March and April, and tie-ins during May and early June with production starting as planned in late June and
  Hay River – drilled seven producing and two injection wells, pursuing slightly heavy (low 20 degree API) gravity oil in the Bluesky formation using multi-leg horizontal wells.

During the third quarter and nine months ended September 30, 2015, Harvest’s net undeveloped land additions were 3,648 acres and 42,192 acres respectively (2014 – 11,405 acres and 29,382 acres).

Decommissioning Liabilities
Harvest’s Upstream decommissioning liabilities at September 30, 2015 were $728.9 million (December 31, 2014 – $752.0 million) for future remediation, abandonment, and reclamation of Harvest’s oil and gas properties. The total of the decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investments in Joint Arrangements
Harvest is a party to the Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) joint ventures with KERR Canada Co. Ltd. (“KERR”), both accounted for as equity investments. Below is an overview of operational and financial highlights of these investments for the quarter ended September 30, 2015. Unless otherwise noted the following discussion relates to 100% of the joint venture results and not based on Harvest ownership share.

DBP
Sales volumes for the third quarter and nine months ended September 30, 2015 increased by 2,829 boe/d and 1,995 boe/d, respectively, as compared to the same periods in 2014. The increase was primarily due to new wells being brought online through the HKMS natural gas processing plant that commenced operations in early 2015.

	Three Months ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014 (1)
Total (boe/d)	4,569	1,740	3,691	1,696
Harvest's share	3,626	1,354	2,920	1,319

(1)	2014 Nine months period from April 23, 2014 to September 30, 2014

The higher sales revenues in 2015 reflect the higher volumes, partially offset by lower commodity prices, and lower royalties and for the nine month period the impact of a full period compared to the period of April 23, 2014 to September 30, 2014.

Depletion for the third quarter and nine months ended September 30, 2015 were $30.93/boe and $30.67/boe, respectively (2014 – $24.98/boe and $22.84/boe). The increases from 2014 were mainly due to substantial capital spent with minimal proved reserve additions since the reserve assessment is not completed as of yet by our independent reserve engineers.

Operating expenses for the third quarter and nine months ended September 30, 2015 were $19.27/boe and $19.06/boe, respectively, increases of $8.03/boe and $10.58/boe from the same periods in 2014. The increases from 2014 were mainly due to the requirement to make the minimum monthly capital fee payments to the HKMS Partnership under the Gas Processing Agreement between the DBP and HKMS.

	Three Months ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014 (2)
Revenues	9.5	4.1	21.6	7.5
Depletion, depreciation and amortization	(13.0)	(4.0)	(30.9)	(6.2)
Operating expenses and Other	(8.1)	(1.8)	(19.2)	(2.3)
Finance costs	(0.8)	(0.8)	(2.0)	(1.0)
Net loss(1)	(12.4)	(2.5)	(30.5)	(2.0)

(1)	Balances represent 100% share of the DBP.
(2)	2014 Nine months period from April 23, 2014 to September 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital asset additions of $2.1 million and $58.1 million in the third quarter and nine months ended 2015, respectively, mainly related to drilling, completion and tie-in of wells. During the third quarter of 2015, DBP drilled 1 gross (1 net) well in the Deep Basin, which was a successful drill for liquids rich Montney gas.

For the third quarter and nine months of 2015, Harvest recognized a loss of $9.8 million and $25.9 million, respectively (2014 – income of $2.2 million and $2.0 million, respectively) from its investment in the joint venture. Harvest derives its income or loss from its investment in the DBP based on Harvest’s share in the change of the net assets of the joint venture. Harvest’s share of the change in the net assets does not directly correspond to its ownership interest of 79.36% because of contractual preference rights to KERR.

	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2014
Harvest's ownership interest	79.36%	79.30%	77.81%	77.81%
KERR's ownership interest	20.64%	20.70%	22.19%	22.19%
Total	100.00%	100.00%	100.00%	100.00%

The amounts contributed by KERR on formation of the partnership on April 23, 2014 have been spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the entire agreed initial multi-year development program, Harvest is obligated to fund the balance of the program from its share of partnership distributions from DBP. As at September 30, 2015, total distributions received by Harvest to date was $3.0 million. Although Harvest is not obligated to fund the balance of the program, above the distributions received, Harvest intends to provide additional funding pending further capital contributions from KERR.

HKMS
The construction of the HKMS natural gas processing plant was completed and commenced operations during the first quarter of 2015. This facility provides the DBP an advantage of access to firm processing capability, the ability to extract maximum liquids from the natural gas produced by DBP and will allow DBP to pursue both acquisitions and drilling opportunities in the region. A gas processing agreement was signed by the two partnerships. To complete the construction of the facility, Harvest contributed a total of $40.7 million during the first nine months of 2015, increasing its ownership interest to 69.16% as at September 30, 2015 and diluting KERR’s ownership interest to 30.84%. On the earlier of 10.5 years after the formation of HKMS or when KERR achieves a certain internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest in HKMS Partnership for nominal consideration.

See note 9 of the September 30, 2015 condensed interim consolidated financial statements for the summary financial information and related disclosures for these joint arrangements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BLACKGOLD OIL SANDS

Operating Results

	Three Months Ended	Nine Months Ended
	September 30, 2015
Expenses
Operating	3.7	9.1
General and administrative	0.8	2.2
Depreciation and amortization	0.2	0.3
Impairment of property, plant and equipment	262.0	262.0
Operating loss(1)	(266.7)	(273.6)

(1)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.

As the CPF was substantially completed during the first quarter of 2015, the operating expenses that were previously capitalized to property plant and equipment are now expensed on the income statement. For the third quarter and the first nine months of 2015, Harvest recognized an operating loss of $266.7 million and $273.6 million (2014 – $nil and $nil) respectively, mainly due to an impairment loss of $262.0 million combined with labour, power, maintenance and general and administrative expenses.

During the three and nine months ended September 30, 2015, the BlackGold segment recognized impairment expense of $262.0 million against its PP&E in the Oilsands cash generating unit. The impairment was triggered primarily by a decline in oil prices and the recoverable amount was estimated using the assets’ value in use (“VIU”), estimated using the net present value of proved, probable and possible reserves discounted at a pre-tax rate of 11% for proved plus probable reserves and 15% for possible reserves.

The impairment discussed above may be reversed, if and when the fair values of the CGUs increase in future periods. However, the impairment test is sensitive to lower commodity prices, which have been under significant downward pressure recently. Further declines in commodity prices could result in additional impairment charges if the recoverable amounts are further eroded by price decreases.

Capital Asset Additions

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Well equipment, pipelines and facilities	0.8	64.2	44.1	130.2
Pre-operating costs	—	15.1	7.0	20.4
Drilling and completion	—	1.5	0.4	2.2
Capitalized borrowing costs and other	0.1	12.5	14.0	31.9
Total BlackGold additions	0.9	93.3	65.5	184.7

During the third quarter and first nine months of 2015, Harvest invested $0.8 million and $44.1 million, respectively, on the central processing facility (“CPF”) (2014 – $64.2 million and $130.2 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Project Development
The CPF was substantially completed during the first quarter of 2015. Minor pre-commissioning activities will continue at a measured pace until first steam. Harvest is waiting for greater certainty in a number of factors that are beyond the control of management that will determine the timing of first steam. Some of the factors being considered are; price assumptions such as forecast for crude price differentials, natural gas prices (for fuel), foreign exchange rates, changes to provincial regulations as a result of the new Alberta provincial government and marketing and transportation alternatives. Initial drilling of 30 steam assisted gravity drainage (“SAGD”) wells (15 well pairs) was completed by the end of 2012 and the majority of the well completion activities were completed by the end of 2014.

Harvest has recorded $1,079.9 million of costs on the entire project since acquiring the BlackGold assets in 2010. This $1,079.9 million includes certain Phase 2 pre-investment which is expected to improve the capital efficiency over the project lifecycle. Under the EPC contract, $94.9 million of the EPC costs will be paid in equal installments, without interest, over 10 years. Payments commenced during the second quarter of 2015 with two payments made on April 30, 2015. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at September 30, 2015, Harvest recognized a liability of $61.2 million (December 31, 2014 - $77.8 million) using a discount rate of 4.5% (December 31, 2014 - 4.5%).

As Harvest uses the unit of production method for depletion and the BlackGold assets currently have no production, no depletion on the BlackGold property, plant and equipment has been recorded. Minor depreciation has been recorded during the third quarter and nine months ended September 30, 2015 on administrative assets.

Decommissioning Liabilities
Harvest’s BlackGold decommissioning liabilities at September 30, 2015 were $49.4 million (December 31, 2014 - $47.5 million) relating to the future remediation, abandonment, and reclamation of the SAGD wells and CPF. Please see the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT, FINANCING AND OTHER

Cash Flow Risk Management
The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. The following is a summary of Harvest’s risk management contracts outstanding at September 30, 2015:

Contracts Designated as Hedges
				Fair value
Contract Quantity	Type of Contract	Term	Contract Price	Assets/(Liabilities)
4,000 bbls/day	WCS price swap	Oct - Dec 2015	US$44.65/bbl	$6.7
53,500 GJ/day	AECO swap	Oct - Dec 2015	$2.89/GJ	1.1
				$7.8

Contracts Not Designated as Hedges
				Fair value
Contract Quantity	Type of Contract	Term	Contract Price	Assets/(Liabilities)
35 MWh	AESO power swap	Oct - Dec 2015	$47.07/MWh	$(0.6)

	Three Months Ended September 30
	2015					2014
Realized (gains) losses		Crude		Natural			Crude		Natural
recognized in:	Power	Oil	Currency	Gas	Total	Power	Oil	Currency	Gas	Total
Revenues	—	(5.6)	—	(0.5)	(6.1)	—	(1.4)	—	0.2	(1.2)
Risk management (gains) losses	1.6	—	—	—	1.6	(0.7)	—	(0.3)	—	(1.0)
Unrealized (gains) losses recognized in:
OCI, before tax	—	(14.1)	—	(0.3)	(14.4)	—	(2.7)	—	(3.0)	(5.7)
Risk management (gains) losses	2.1	—	—	—	2.1	1.5	—	—	—	1.5

	Nine Months Ended September 30
	2015					2014
Realized (gains) losses		Crude		Natural			Crude		Natural
recognized in:	Power	Oil	Currency	Gas	Total	Power	Oil	Currency	Gas	Total
Revenues	—	(4.1)	—	(1.8)	(5.9)	—	1.1	—	9.2	10.3
Risk management (gains) losses	2.2	—	0.2	—	2.4	(0.3)	—	(0.2)	—	(0.5)
Unrealized (gains) losses recognized in:
OCI, before tax	—	(10.8)	—	(1.0)	(11.8)	—	(0.4)	—	10.5	10.1

Risk management (gains) losses	(0.6)	—	—	—	(0.6)	(0.9)	—	—	—	(0.9)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs
	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Credit facility	3.9	6.1	17.4	19.6
6 7/8% senior notes	12.1	10.0	34.6	29.9
2 1/8% senior notes(1)	5.9	4.9	16.8	14.6
Related party loans	6.9	5.5	20.2	14.5
Amortization of deferred finance charges and other	0.6	0.5	1.5	1.2
Interest and other financing charges(2)	29.4	27.0	90.5	79.8
Accretion of decommission and environmental remediation liabilities	5.4	5.5	15.7	16.8
Less: capitalized interest	—	(8.8)	(9.7)	(23.9)
Total finance costs(2)	34.8	23.7	96.5	72.7

(1)	Includes guarantee fee to KNOC.
(2)	Excludes discontinued operations of the Downstream segment.

Currency Exchange
	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Realized (gains) losses on foreign exchange(1)	(0.1)	0.2	0.8	1.0
Unrealized losses on foreign exchange(1)	122.7	69.4	238.8	73.1
	122.6	69.6	239.6	74.1

(1)	Excludes discontinued operations of the Downstream segment.

Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on the U.S. dollar denominated 6 7/8% and 2 1/8% senior notes, the ANKOR and KNOC related party loan and on any U.S. dollar denominated monetary assets or liabilities. At September 30, 2015, the Canadian dollar had weakened compared to the US dollar as at June 30, 2015 resulting in an unrealized foreign exchange loss of $122.7 million for the third quarter of 2015 (2014 – $69.4 million). Harvest recognized a realized foreign exchange gain of $0.1 million for the third quarter of 2015 (2014 – $0.2 million loss) as a result of the settlement of U.S. dollar denominated transactions. Considering the nine months ending September 30, 2015, the Canadian dollar had weakened compared to the US dollar as at December 31, 2014 resulting in an unrealized foreign exchange loss of $238.8 million for the third quarter of 2015 (2014 – $73.1 million loss). Harvest recognized a realized foreign exchange loss of $0.8 million for the nine months ended September 30, 2015 (2014 – $1.0 million) as a result of the settlement of U.S. dollar denominated transactions.

Deferred Income Taxes
For the three months and nine months ended September 30, 2015 Harvest recorded a deferred income tax recovery of $189.4 million and $313.9 million respectively (2014 – $249.5 million and $242.4 million). The current period recovery relates primarily to the impact of the impairment expense, and the prior periods relates primarily to a strategic tax planning transaction. Harvest’s deferred income tax asset (liability) will fluctuate during each accounting period to reflect changes in the temporary differences between the book value and tax basis of assets and liabilities. Due to acquisition of Hunt during the first quarter for 2015, Harvest recognized deferred tax liability of $7.6 million. In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $28.3 million in the second quarter of 2015. Currently, the principal sources of temporary differences relate to the Company’s property, plant and equipment, decommissioning liabilities and the unclaimed tax pools.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Related Party Transactions
The following provides a summary of the related party transactions between Harvest and KNOC for the quarter ended September 30, 2015:

Related Party Loans
On April 2, 2015, Harvest entered into a US$171 million loan agreement with KNOC, repayable within one year from the date of the first drawing, which was on April 10, 2015. The interest rate on drawn loan is 3.42% per annum. As at September 30, 2015, the carrying value of this loan was $162.7 million including $160.1 million (US$120 million) principal and $2.6 million interest accrual. At September 30, 2015, interest expense was $0.9 million and $2.5 million for the three and nine months ended September 30, 2015, respectively. On September 24, 2015 KNOC approved an extension in the maturity of the loan to December 31, 2017. With such extension and upon finalization of the revised loan agreement expected in Q4 2015, drawn amounts under this loan will be treated as equity for purposes of Harvest’s credit facility total Debt to Capitalization covenant ratio.

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As of September 30, 2015, Harvest has drawn $200.0 million from the loan agreement (December 31, 2014 - $200.0 million). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. As at September 30, 2015, the carrying value of the KNOC loan was $192.7 million (December 31, 2014 - $191.2 million). The difference between the fair value and the loan amount was recognized in contributed surplus. As at September 30, 2015, $10.5 million (December 31, 2014 – $10.3 million) has been recognized in contributed surplus related to the KNOC loan. For the three and nine months ended September 30, 2015, interest expense of $3.5 million and $10.3 million was recorded (2014 – $3.0 million and $7.0 million), of which $13.7 million remains outstanding as at September 30, 2015 (December 31, 2014 – $4.9 million).

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At September 30, 2015, Harvest’s related party loan from ANKOR included $226.9 million (December 31, 2014 – $197.2 million) of principal and $11.4 million (December 31, 2014 – $3.1 million) of accrued interest. Interest expense was $2.6 million and $7.4 million for the three and nine months ended September 30, 2015 (2014 – $2.1 million and $6.4 million, respectively).

The related party loans are unsecured and the loan agreements contain no restrictive covenants.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Transactions				Balance Outstanding
	Three Months Ended		Nine Months Ended		Accounts Receivable as at		Accounts Payable as at
	September 30		September 30		September 30	December 31	September 30	December 31
	2015	2014	2015	2014	2015	2014	2015	2014
G&A Expenses
KNOC(1)	(2.0)	(0.6)	(4.6)	(2.5)	-	0.5	1.8	3.7
Finance costs
KNOC(2)	1.2	1.0	3.4	3.0	-	-	1.9	2.7

(1)

The Global Technology and Research Centre (“GTRC”) is used as a training and research facility for KNOC. Amounts relate to the reimbursement from KNOC for general and administrative expenses incurred by the GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.

(2)	Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 2 1/8% senior notes. A guarantee fee of 52 basis points per annum is charged by KNOC.

The Company identifies its related party transactions by making inquiries of management and the Board of Directors, reviewing KNOC’s subsidiaries and associates, and performing a comprehensive search of transactions recorded in the accounting system. Material related party transactions require the Board of Directors’ approval. Also see note 9, “Investment in Joint Ventures” in the September 30, 2015 condensed interim consolidated financial statements for details of related party transactions with DBP and HKMS.

CAPITAL RESOURCES

The following table summarizes Harvest’s capital structure and provides the key financial ratios defined in the credit facility agreement.

	September 30, 2015	December 31, 2014
Credit facility(1)	882.5	620.7
6 7/8% senior notes (US$500 million)(1)(2)	667.3	580.1
2 1/8% senior notes (US$630 million)(1)(2)	840.7	730.9
Related party loans (US$290 million and CAD$200 million)(2)	587.0	397.2
	2,977.5	2,328.9
Shareholder's equity
386,078,649 common shares issued	640.2	1,534.8
	3,617.7	3,863.7

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate
(3)	As at December 31, 2014, related party loans comprised of US$170 million from ANKOR and $200 million from KNOC.

•

On April 22, 2015, Harvest amended the terms of its $1.0 billion syndicated revolving credit facility and replaced it with a $940 million syndicated revolving credit facility maturing April 30, 2017. On July 15, 2015, Harvest obtained an additional $60 million commitment under its syndicated revolving credit facility, bringing the total available under the credit facility to $1.0 billion. The amended credit facility is guaranteed by KNOC. Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the Credit Facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At September 30, 2015, Harvest’s Total Debt to Capitalization ratio was 65.4%. See note 11 of the condensed interim consolidated financial statements for details and “Non-GAAP Measures” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY

The Company’s liquidity needs are met through the following sources: cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans and long-term debt issuances. Harvest’s primary uses of funds are operating expenses, capital expenditures, interest and principal repayments on debt instruments.

Cash flow from continuing and discontinued operations are presented on a combined basis in the comparative statement of cash flows. Cash generated from operating activities for the three months ended September 30, 2015 was $40.7 million (2014 - $160.6 million) and for the nine months ended September 30, 2015 cash used in operating activities was $14.3 million (2014 – cash generated from operating activities of $418.8 million). The decrease in the third quarter and first nine month of 2015 compared to the same period of 2014 is mainly a result of the decrease in cash contribution from upstream operations, a decrease in the non-cash working capital changes and the absence of a cash contribution from Downstream.

Cash contribution from Harvest’s Upstream operations for the third quarter and first nine months of 2015 was $53.1 million and $124.6 million, respectively (2014 – $122.3 million and $402.6 million). The decrease in cash contribution was mainly due to lower sales volumes and lower realized prices, partially offset by lower royalties, operating expenses, transportation and marketing expenses and general and administrative expenses. See the “Cash Contribution (Deficiency) from Operations” section of this MD&A for further detail.

Harvest funded capital expenditures for the three and nine months ended September 30, 2015 of $19.9 million and $224.4 million, respectively including the Hunt acquisition (2014 – $180.1 million and $477.1 million) with borrowings under the both the credit facility and KNOC loan.

Harvest’s net drawings from the credit facility was $260.4 million during the first nine months of 2015 (2014 - $242.5 million net repayment).

Harvest had a working capital deficiency of $311.7 million as at September 30, 2015, as compared to a $300.5 million deficiency at December 31, 2014, mainly due to the decrease in accounts payable partially offset by the decrease in accounts receivable and increase in current related party debt. Harvest’s working capital is expected to fluctuate from time to time, and is expected to be by a combinations of sources including cash flows from operations, borrowings from the credit facility and parent company when required. Due to the decline in commodity prices in late 2014, Harvest plans to manage its working capital by actively managing its capital program and seeking opportunities to reduce operating and G&A expenses throughout 2015. On September 24, 2015, KNOC approved an extension in the maturity of the related party load to December 31, 2017. Finalization of the revised loan agreement is expected in Q4 2015.

Harvest ensures its liquidity through the management of its capital structure, seeking to balance the amount of debt and equity used to fund investment in each of our operating segments. Harvest evaluates its capital structure using the same financial covenant ratio as the one externally imposed under the Company’s credit facility. The Company continually monitors its credit facility covenant and actively takes steps, such as reducing borrowings, increasing capitalization, amending or renegotiating covenants as and when required, to ensure compliance. At September 30, 2015, Harvest was in compliance with the debt covenant under the amended credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest commits to incur capital expenditures in 2015 based on project viability, growth opportunities in certain core development areas, as well as availability of funding. Harvest has also postponed first steam for the BlackGold project in response to the unfavourable heavy oil prices and will continually assess the following factors to determine when the project will become viable to first steam; price assumptions such as forecast for crude price differentials, natural gas prices (for fuel), foreign exchange rates, changes to provincial regulations as a result of the new Alberta provincial government and marketing and transportation alternatives. In addition, Harvest amended its existing credit facility to provide for more financial flexibility and also entered into a US$171 loan agreement with KNOC, of which US $120.0 million was drawn as at November 12, 2015. Harvest expects to meet its current and long term cash requirements and financial obligations with cash from operations, the undrawn borrowing room under the amended credit facility, additional loan or other source of financing from KNOC, proceeds from asset dispositions and joint arrangements and refinance its long term debt(s) as they become due. Harvest’s continued liquidity is subject to various risks, and management long term plans to meet all its long term contractual obligations and commitments are subject to change.

Contractual Obligations and Commitments
Harvest has recurring and ongoing contractual obligations and estimated commitments entered into in the normal course of operations. As at September 30, 2015, Harvest has the following significant contractual obligations and estimated commitments:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	160.1	2,614.2	200.0	—	2,974.3
Debt interest payments(1) (2)	83.7	168.4	58.3	—	310.4
Purchase commitments(3)	10.5	33.0	33.0	35.5	112.0
Operating leases	8.3	15.8	14.5	36.7	75.3
Firm processing commitments	19.2	36.2	29.9	73.7	159.0
Firm transportation agreements	20.4	54.1	42.8	63.5	180.8
Employee benefits(4)	1.0	2.9	—	—	3.9
Decommissioning and environmental liabilities(5)	48.7	47.0	51.1	1,271.5	1,418.3
Total	351.9	2,971.6	429.6	1,480.9	5,234.0

(1) Assumes constant foreign exchange rate.
(2) Assumes interest rates as at September 30, 2015 will be applicable to future interest payments.
(3) Relates to the BlackGold deferred payment under the EPC contract (see “BlackGold Oil Sands” section of this MD&A for details), and revised estimated capital costs for the Bellshill area (see “Impairment of Property, Plant & Equipment” section of this MD&A for details).
(4) Relates to the long-term incentive plan payments.
(5) Represents the undiscounted obligation by period.

Off Balance Sheet Arrangements
See “Investments in Joint Arrangements” section in this MD&A and note 9, “Investment in Joint Ventures” in the September 30, 2015 condensed interim consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The following table and discussion highlights the third quarter of 2015 results relative to the preceding 7 quarters:

	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
FINANCIAL
Revenue, Upstream	110.6	120.7	107.4	172.7	223.1	244.3	251.5	223.1
Revenue, Downstream(1)	—	—	—	321.2	877.0	1,120.4	1,113.4	1,084.2
Total Revenues and other income(2)	110.6	120.7	107.4	493.9	1,100.1	1,364.7	1,364.9	1,307.3

Net income (loss) from continuing operations	(588.7)	(87.0)	(223.5)	(275.8)	197.0	45.1	(51.9)	(49.8)
Net income (loss) from discontinued operations	—	—	—	(61.7)	(277.9)	(69.9)	54.9	(468.0)
Net income (loss)	(588.7)	(87.0)	(223.5)	(337.5)	(80.9)	(24.8)	3.0	(517.8)

OPERATIONS
Continuing Operations
Daily sales volumes (boe/d)	43,356	41,716	43,770	42,539	44,794	47,556	48,487	49,154
Realized price prior to hedging ($/boe)	31.47	37.85	31.85	47.99	62.99	69.30	67.29	54.01
Discontinued Operations(1)
Average daily throughput (bbl/d)	—	—	—	76,455	73,495	95,410	95,767	92,339
Average refining gross margin (loss) ($US/bbl)(3)	—	—	—	2.76	4.09	0.25	9.58	2.50

(1)	Downstream operations have been classified as “Discontinued Operations” as a result of disposition on November 13, 2014.
(2)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

The quarterly revenues and cash from operating activities are mainly impacted by the Upstream sales volumes, realized prices and operating expenses and previously, Downstream throughput volumes, cost of feedstock and refined product prices. Significant items that impacted Harvest’s quarterly revenues include:

  Total revenues were highest in the first quarter of 2014, as a result of high daily sales volumes and throughput volumes from discontinued operations and lowest in the first quarter of 2015 due to low realized prices combined with low sales volumes from continuing operations and the absence of revenues from discontinued operations.
  The declines in Upstream’s sales volumes since 2013 were mainly due to asset dispositions and a capital program that was insufficient to offset declines in production.

Net income (loss) reflects both cash and non-cash items. Changes in non-cash items including deferred income tax, DD&A expense, accretion of decommissioning and environmental remediation liabilities, impairment of long-lived assets, unrealized foreign exchange gains and losses, and unrealized gains and losses on risk management contracts impact net loss from period to period. For these reasons, the net loss may not necessarily reflect the same trends as revenues or cash from operating activities, nor is it expected to. The net loss from continuing operations in the third quarter of 2015 is mainly a result of lower realized prices and sales volumes and a $542.0 million impairment expense. The net loss from continuing operations in the first quarter of 2015 was mainly a result of lower realized prices and sales volumes, a $140.5 million foreign exchange loss and a $23.5 million impairment expense. The net loss from continuing operations in the fourth quarter of 2014 was mainly due to the $267.6 million Upstream impairment expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Further information on the basis of preparation and significant accounting policies and estimates can be found in the notes to the audited consolidated financial statements for the year ended December 31, 2014. There have been no changes to the accounting policies and critical accounting estimates in the third quarter of 2015.

RECENT ACCOUNTING PRONOUNCEMENTS

There were no new or amended standards issued during the nine months ended September 30, 2015 that are applicable to Harvest in future periods. A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 3 of the audited consolidated financial statements for the year ended December 31, 2014.

OPERATIONAL AND OTHER BUSINESS RISKS FOR CONTINUING OPERATIONS

Harvest’s operational and other business risks remain unchanged from those discussed in the annual MD&A and AIF for the year ended December 31, 2014 as filed on SEDAR at www.sedar.com.

CHANGES IN REGULATORY ENVIRONMENT

Harvest’s regulatory environment remains unchanged from that discussed in the annual MD&A and AIF for the year ended December 31, 2014 as filed on SEDAR at www.sedar.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no significant changes in the internal controls over financial reporting or disclosure controls and procedures described in the annual MD&A for the year ended December 31, 2014 as filed on SEDAR at www.sedar.com that have materially affected, or are reasonably likely to affect, internal controls over financial reporting.

ADDITIONAL GAAP MEASURES

Throughout this MD&A, Harvest uses additional GAAP measures that are not defined under IFRS (hereinafter also referred to as “GAAP”). “Operating income (loss)” is commonly used for comparative purposes in the petroleum and natural gas and refining industries to reflect operating results before items not directly related to operations. Harvest uses this measure to assess and compare the performance of its operating segments. “Revenues and other income” comprises sales of petroleum and natural gas net of related royalties, and Harvest’s share of the net income from its joint ventures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

Throughout this MD&A, the Company has referred to certain measures of financial performance that are not specifically defined under GAAP such as “operating netback”, “operating netback prior to/after hedging”, “average refining gross margin”, “cash contribution (deficiency) from operations” and “total debt to total capitalization”. “Operating netbacks” are reported on a per boe basis and used extensively in the Canadian energy sector for comparative purposes. “Operating netbacks” include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on risk management contracts. “Average refining gross margin” is commonly used in the refining industry to reflect the net funds received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. “Cash contribution (deficiency) from operations” is calculated as operating income (loss) adjusted for non-cash items. The measure demonstrates the ability of the each segment of Harvest to generate the cash from operations necessary to repay debt, make capital investments, and fund the settlement of decommissioning and environmental remediation liabilities. “Total debt to total capitalization” is a term defined in Harvest’s amended credit facility agreement for the purpose of calculation of the financial covenant. The non-GAAP measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other issuers. The determination of the non-GAAP measures have been illustrated throughout this MD&A, with reconciliations to IFRS measures and/or account balances, except for cash contribution (deficiency) which is shown below.

Cash Contribution (Deficiency) from Operations

Cash contribution (deficiency) from operations represents operating income (loss) adjusted for non-cash expense items within: operating, general and administrative, exploration and evaluation, depletion, depreciation and amortization, gains on disposition of assets, risk management contracts gains or losses, impairment and other charges, and the inclusion of cash interest, realized foreign exchange gains or losses and other cash items not included in operating income (loss). The measure demonstrates the ability of Harvest’s upstream segment to generate cash from operations and is calculated before changes in non-cash working capital. The most directly comparable additional GAAP measure is operating income (loss). Operating income (loss) as presented in the notes to Harvest’s consolidated financial statements is reconciled to cash contribution (deficiency) from operations below. Comparative results include results from both continued and discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended September 30
	Upstream		BlackGold		Downstream(1)		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Operating income (loss)	(354.0)	40.8	(266.7)	—	—	(204.4)	(620.7)	(163.6)
Adjustments:
Loss from joint ventures	9.8	2.2	—	—	—	—	9.8	2.2
Operating, non-cash	—	(0.4)	—	—	—	0.2	—	(0.2)
General and administrative, non-cash	10.9	0.5	—	—	—	—	10.9	0.5
Exploration and evaluation, non-cash	0.6	0.3	—	—	—	—	0.6	0.3
Depletion, depreciation and amortization	102.8	105.2	0.2	—	—	5.8	103.0	111.0
(Gains) losses on disposition of assets	0.9	(27.8)	—	—	—	—	0.9	(27.8)
Unrealized losses on risk management contracts	2.1	1.5	—	—	—	—	2.1	1.5
Impairment and other charges, non-cash	280.0	—	262.0	—	—	186.4	542.0	186.4
Cash contribution (deficiency) from operations	53.1	122.3	(4.5)	—	—	(12.0)	48.6	110.3
Inclusion of items not attributable to segments:
Net cash interest							20.2	21.0
Realized foreign exchange losses (gains)							(0.1)	0.9
Consolidated cash contribution from operations							28.5	88.4

(1)	Downstream segment was sold on November 13, 2014 and results have been classified as “Discontinued Operations”.

	Nine Months Ended September 30
	Upstream		BlackGold		Downstream(1)		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Operating income (loss)	(598.3)	94.3	(273.6)	—	—	(219.6)	(871.9)	(125.3)
Adjustments:
Loss from joint ventures	25.9	2.0	—	—	—	—	25.9	2.0
Operating, non-cash	(0.9)	1.2	—	—	—	(1.1)	(0.9)	0.1
General and administrative, non-cash	12.9	1.3	—	—	—	—	12.9	1.3
Exploration and evaluation, non-cash	5.2	9.0	—	—	—	—	5.2	9.0
Depletion, depreciation and amortization	300.0	324.9	0.3	—	—	12.8	300.3	337.7
Gains on disposition of assets	6.2	(29.2)	—	—	—	(0.2)	6.2	(29.4)
Unrealized gains on risk management contracts	(0.6)	(0.9)	—	—	—	—	(0.6)	(0.9)
Impairment and other charges, non-cash	374.2	—	262.0	—	—	186.4	636.2	186.4
Cash contribution (deficiency) from operations	124.6	402.6	(11.3)	—	—	(21.7)	113.3	380.9
Inclusion of items not attributable to segments:
Net cash interest							55.2	52.6
Realized foreign exchange losses							0.8	2.0
Consolidated cash contribution from operations							57.3	326.3

(1)	Downstream segment was sold on November 13, 2014 and results have been classified as “Discontinued Operations”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

This MD&A highlights significant business results and statistics from the consolidated financial statements for the three months and nine months ended September 30, 2015 and the accompanying notes thereto. In the interest of providing Harvest’s lenders and potential lenders with information regarding Harvest, including the Company’s assessment of future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties.

Such risks and uncertainties include, but are not limited to: risks associated with conventional petroleum and natural gas operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in regulatory reports and filings made with securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on the assessment of all information at that time. Please also refer to “Operational and Other Business Risks” in this MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this MD&A include, but are not limited to: commodity prices, price risk management activities, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates and ultimate recovery of reserves, potential timing and commerciality of Harvest’s capital projects, the extent and success rate of Upstream and BlackGold drilling programs, the ability to achieve the maximum capacity from the BlackGold central processing facilities, availability of the credit facility, access and ability to raise capital, ability to maintain debt covenants, debt levels, recovery of long-lived assets, the timing and amount of decommission and environmental related costs, income taxes, cash from operating activities, regulatory approval of development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Harvest believes that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that the Company will conduct its operations and achieve results of operations as anticipated; that its development plans and sustaining maintenance programs will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of the Company’s reserve volumes; commodity price, operation level, and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund the Company’s capital and operating requirements as needed; and the extent of Harvest’s liabilities. Harvest believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which the forward-looking information is based might not occur. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION
Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.